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                                                   Page 1 of 5 pages

                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.  20549

                            SCHEDULE 13G
              Under the Securities Exchange Act of 1934
                         (Amendment No. 15)*


NAME OF ISSUER                    Stone & Webster, Incorporated

TITLE OF CLASS OF SECURITIES      Common Stock

CUSIP                             86157210


Check the following box if a fee is being paid with this statement.
( )

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.





The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                   Page 2 of 5 pages

1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (no change)

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2.   Check the appropriate box if a member of a group*

                                             (a) (  )
                                             (b) (  )

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3.   SEC use only

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4.   Citizenship or place of organization

     New York  (no change)

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                            5.    Sole Voting Power
       Number of                  NONE (no change)
        shares              ---------------------------
       beneficially         6.    Shared Voting Power
        owned by                     2,014,888
        each                ---------------------------
      reporting             7.    Sole Dispositive Power
       person                     NONE (no change)
        with                ---------------------------
                            8.    Shared Dispositve Power
                                     2,014,888

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9.   Aggregate amount beneficially owned by each reporting person

     2,014,888 (See Note A of attached Schedule 13G)

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10.  Check box if the aggregate amount in row (9) includes certain shares*

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11.  Percent of class represented by amount in row 9

     Approximately 13.4%

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12.  Type of Reporting person*

     OO  (no change)

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                                                   Page 3 of 5 pages

                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.  20549

                            SCHEDULE 13G
              Under the Securities Exchange Act of 1934
                         (Amendment No. 15)


     Check the following box if a fee is being paid with this statement: (_)

Item 1. (a)  Name of Issuer:

                 Stone & Webster, Incorporated

Item 1. (b)  Address of Issuer's Principal Executive Offices

                 250 West 34th Street
                 P. O. Box 1244
                 New York, New York  10116

Item 2. (a)  Name of Person Filing:

                 Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries

Item 2. (b)  Address of Principal Business Office or, if none,
              Residence:

                 c/o Stone & Webster, Incorporated
                 250 West 34th Street
                 P. O. Box 1244
                 New York, New York  10116

Item 2. (c)  Citizenship:

                 # New York

Item 2. (d)  Title of Class of Securities:

                 Common Stock
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Item 2. (e)  CUSIP Number:

                 861572 10

Item 3.       If this statement is filed pursuant to Rules
              13d-1(b), or 13d-2(b), check whether the person is a:

                 Not applicable.

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                                                   Page 4 of 5 pages

Item 4.        Ownership

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned:

              2,014,888 shares as of December 3l, 1993 (see Note A)

         (b)  Percent of Class:

              Approximately 13.4%

         (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote    0
         (ii)  shared power to vote or to direct the vote  2,014,888
        (iii)  sole power to dispose or to direct the
               disposition of                              0
         (iv)  shared power to dispose or to direct the
               disposition of                              2,014,888

Item 5.        Ownership of Five Percent or Less of a Class:

                 Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf
              of Another Person:

                 The trust created under the Employee Investment
                 Plan for the benefit of participating employees.

Item 7.        Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported by the
              Parent Holding Company:

                 Not applicable.
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Item 8.        Identification and Classification of Members
              of the Group:

                 Not applicable.

Item 9.        Notice of Dissolution of Group:

                 Not applicable.

Item 10.      Certification:

                 Not applicable.

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                                                   Page 5 of 5 pages


Note A.

     The filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Committee under the
                                        Employee Investment Plan of
                                        Stone & Webster, Incorporated
                                        and Participating Subsidiaries

                                        By


                                          JOEL A. SKIDMORE
                                          Joel A. Skidmore
                                          Secretary
February 10, 1994